EXHIBIT 99.1

Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock

The following tables present our assets, liabilities, revenues, expenses and cash flows that are attributed to our FNF core business, known as FNF Group (“we,” or “our,”). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended March 31, 2016 included in this Quarterly Report on Form 10-Q.
FNF Group is comprised of three operating segments as follows:
Title
This segment consists of the operations of our title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title related services including trust activities, trustee sales guarantees, recordings and reconveyances, and home warranty insurance. This segment also includes our transaction services business, which includes other title-related services used in the production and management of mortgage loans, including mortgage loans that experience default.
Black Knight
This segment consists of the operations of Black Knight, which, through leading software systems and information solutions, provides mission critical technology and data and analytics services that facilitate and automate many of the business processes across the life cycle of a mortgage.
FNF Group Corporate and Other
This segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, and other real estate and insurance-related operations.
We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group and the FNFV Group (see Exhibit 99.2). In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNF Group, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNF Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" in our Annual Report on Form 10-K for the year ended December 31, 2015 for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL GROUP
Balance Sheet Information
(In millions, except share data)

	March 31, 2016	December 31, 2015
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value, at March 31, 2016 and December 31, 2015 includes pledged fixed maturity securities of $328 and $342, respectively, related to secured trust deposits	$2,619	$2,558
Preferred stock available for sale, at fair value	295	289
Equity securities available for sale, at fair value	314	309
Investments in unconsolidated affiliates	143	125
Other long-term investments	79	78
Short-term investments, at March 31, 2016 and December 31, 2015 includes short term investments of $172 and $266, respectively, related to secured trust deposits	461	790
Total investments	3,911	4,149
Cash and cash equivalents, at March 31, 2016 and December 31, 2015 includes $355 and $108, respectively, of pledged cash related to secured trust deposits	1,045	749
Trade and notes receivables, net of allowance of $25 and $32 at March 31, 2016 and December 31, 2015, respectively	451	453
Due from affiliates	9	10
Goodwill	4,579	4,572
Prepaid expenses and other assets	561	551
Capitalized software, net	536	543
Other intangible assets, net	766	802
Title plant	395	395
Property and equipment, net	280	278
Total assets	$12,533	$12,502

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$792	$878
Income taxes payable	47	38
Deferred revenue	191	191
Reserve for title claim losses	1,595	1,583
Secured trust deposits	840	701
Notes payable	2,535	2,593
Deferred tax liability	681	669
Total liabilities	6,681	6,653
Commitments and Contingencies:
Redeemable non-controlling interest by 21% minority holder of ServiceLink Holdings, LLC	344	344
Equity:
FNF Group common stock, $0.0001 par value; authorized 487,000,000 shares as of March 31, 2016 and December 31, 2015; outstanding of 274,338,136 and 275,781,160 as of March 31, 2016 and December 31, 2015, respectively, and issued of 282,851,946 and 282,394,970 as of March 31, 2016 and December 31, 2015, respectively	—	—
Additional paid-in capital	3,651	3,639
Retained earnings	1,392	1,377
Accumulated other comprehensive earnings	33	7
Less: treasury stock, 8,513,810 and 6,613,810 shares as of March 31, 2016 and December 31, 2015, respectively	(300)	(238)
Total Fidelity National Financial Group shareholders’ equity	4,776	4,785
Noncontrolling interests	732	720
Total equity	5,508	5,505
Total liabilities, redeemable noncontrolling interest and equity	$12,533	$12,502

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statements of Earnings Information
(In millions, except per share data)

	Three months ended March 31,

	2016	2015
	(Unaudited)
Revenues:
Direct title insurance premiums	$422	$417
Agency title insurance premiums	530	441
Escrow, title related and other fees	741	695
Interest and investment income	29	30
Realized gains and losses, net	(3)	—
Total revenues	1,719	1,583
Expenses:
Personnel costs	614	585
Agent commissions	402	333
Other operating expenses	405	372
Depreciation and amortization	85	83
Claim loss expense	52	51
Interest expense	31	29
Total expenses	1,589	1,453
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	130	130
Income tax expense	50	47
Earnings from continuing operations before equity in earnings of unconsolidated affiliates	80	83
Equity in earnings of unconsolidated affiliates	3	2
Net earnings	83	85
Less: Net earnings (loss) attributable to non-controlling interests	10	(1)
Net earnings attributable to FNF Group common shareholders	$73	$86

Earnings Per Share
Basic
Net earnings per share attributable to FNF Group common shareholders	$0.27	$0.31
Diluted
Net earnings per share attributable to FNF Group common shareholders	$0.26	$0.30

Weighted average shares outstanding FNF Group common stock, basic basis	274	278
Weighted average shares outstanding FNF Group common stock, diluted basis	281	288

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statement of Cash Flows Information
(In millions)

	Three months ended March 31,

	2016	2015
	(Unaudited)
Cash flows from operating activities:
Net earnings	$83	$85
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	85	83
Equity in earnings of unconsolidated affiliates	(3)	(2)
Impairment of assets	3	—
Stock-based compensation cost	12	11
Changes in assets and liabilities, net of effects from acquisitions:
Net increase in pledged cash, pledged investments, and secured trust deposits	—	(3)
Net decrease (increase) in trade receivables	2	(26)
Net increase in prepaid expenses and other assets	(5)	(38)
Net decrease in accounts payable, accrued liabilities, deferred revenue and other	(120)	(105)
Net increase (decrease) in reserve for title claim losses	12	(9)
Net change in amount due to affiliates	1	(8)
Net change in income taxes	3	46
Net cash provided by operating activities	73	34
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	69	173
Proceeds from calls and maturities of investment securities available for sale	114	75
Proceeds from sale of other assets	—	8
Additions to property and equipment and capitalized software	(37)	(33)
Purchases of investment securities available for sale	(214)	(326)
Net proceeds from (purchases of) short-term investment securities	235	(3)
Purchases of other long-term investments	—	(20)
Contributions to investments in unconsolidated affiliates	(28)	(2)
Distributions from investments in unconsolidated affiliates	21	—
Net other investing activities	(1)	(9)
Acquisition of BPG Holdings, LLC, net of cash acquired	—	(43)
Other acquisitions/disposals of businesses, net of cash acquired	(4)	(11)
Net cash provided by (used in) investing activities	155	(191)
Cash flows from financing activities:
Debt service payments	(61)	—
Additional investment in non-controlling interest	—	(6)
Dividends paid	(58)	(53)
Subsidiary dividends paid to non-controlling interest shareholders	(2)	(1)
Exercise of stock options	5	11
Payment of contingent consideration for prior period acquisitions	(1)	—
Purchases of treasury stock	(62)	—
Net cash used in financing activities	(179)	(49)
Net increase (decrease) in cash and cash equivalents, excluding pledged cash related to secured trust deposits	49	(206)
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at beginning of period	641	525
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at end of period	$690	$319
See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock
Period Ended March 31, 2016
(unaudited)
Note A.    Basis of Presentation
Description of the Business
FNF Group is a leading provider of (i) title insurance, escrow and other title related services, including trust activities, trustee sales guarantees, recordings and reconveyances and home warranty insurance and (ii) technology and transaction services to the real estate and mortgage industries. FNF is the nation’s largest title insurance company operating through its title insurance underwriters - Fidelity National Title Insurance Company, Chicago Title Insurance Company, Commonwealth Land Title Insurance Company, Alamo Title Insurance and National Title Insurance of New York Inc. - that collectively issue more title insurance policies than any other title company in the United States. Through our subsidiary ServiceLink Holdings, LLC ("ServiceLink"), we provide mortgage transaction services including title-related services and facilitation of production and management of mortgage loans. FNF also provides industry-leading mortgage technology solutions, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiary, Black Knight Financial Services, Inc. ("Black Knight").
Recent Developments
On March 16, 2016 we notified SunTrust Bank of our intention to exercise our option to purchase the land and various real property improvements associated with our corporate campus and headquarters in Jacksonville, Florida for $71 million. We completed the purchase on April 29, 2016.
EPS
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.